Exhibit 12.1

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Years Ended
	2005	2004	2003	2002	2001
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	$754	$929	$875	$1,248	$700

Fixed charges included in the determination of net income	333	258	309	301	309

Total earnings, as defined	$1,087	$1,187	$1,184	$1,549	$1,009

Fixed charges, as defined:
Interest charges	$329	$256	$318	$308	$319
Rental interest factor	10	9	10	10	10

Total fixed charges, as defined	$339	$265	$328	$318	$329

Ratio of Earnings to Fixed Charges	3.21	4.48	3.61	4.87	3.07

On December 31, 2005, we completed a transfer of our indirect wholly-owned subsidiary, Virginia Power Energy Marketing, Inc. (VPEM) to Dominion Resources, Inc. As a result of the transfer, VPEM’s results of operations will no longer be included in our Consolidated Financial Statements, and our Consolidated Statements of Income for periods prior to the transfer have been adjusted to reflect VPEM as a discontinued operation. Our ratios of earnings to fixed charges for prior years have been restated to conform to this presentation.